Exhibit 99.5

March 14, 2012

BioDrain Medical, Inc.

2060 Centre Pointe Boulevard, Suite 7

Mendota Heights, Minnesota 55120

Attention: Kevin Davidson, Chief Executive Officer

Re: Anti-Dilution Rights

Ladies and Gentlemen:

This letter memorializes our mutual understanding that, in consideration of funding, strategic advice, the provision of opportunities to access additional capital and other services both previously provided and to be provided in the future to BioDrain Medical, Inc. (the “Company”) by Atlantic Partners Alliance, LLC and its affiliates and individual members, including Dr. Samuel Herschkowitz and Joshua Kornberg (collectively, “APA”), the Company is granting to APA certain anti-dilution rights on the terms set forth below.

The Company and APA hereby agree that in the event that, at any time within 120 days following the date hereof, the Company issues to any person, other than APA, any shares of the Company’s Common Stock, par value $0.01 per share (“Common Stock”), including, without limitation, upon conversion or exercise of any existing promissory notes, options, warrants or other rights, then (1) the Company will, simultaneously with such issuance to such other person, issue to APA a number of shares of Common Stock that would result in APA, after giving effect to such issuance to such other person, holding not less than the percentage of the issued and outstanding Common Stock that APA held immediately prior to such issuance to such other person, and (2) the number of shares of Common Stock that may be issuable after the date hereof to APA pursuant to any agreement between APA and the Company entered into prior to the date of such issuance to such other person will be increased to such number as would result in such shares of Common Stock issuable to APA, after giving effect to such issuance to such other person, representing not less than the percentage of the issued and outstanding Common Stock that such shares of Common Stock issuable to APA represented immediately prior to such issuance (assuming for purposes of the calculation under this clause 2 that such shares of Common Stock issuable to APA are issued and outstanding).

This letter agreement will be governed by, and construed in accordance with, the laws of the State of New York.

To indicate your agreement with the foregoing, please execute where indicated below and return to us the enclosed duplicate copy of this letter.

Sincerely,

ATLANTIC PARTNERS ALLIANCE, LLC

By:	/s/ Joshua Kornberg
Name: Joshua Kornberg Title: Vice President

Acknowledged and Agreed:

BIODRAIN MEDICAL, INC.

By:	/s/ Kevin Davidson
Name: Kevin Davidson Title: Chief Executive Officer

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